Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated August 12, 2014 and should be read in conjunction with the unaudited consolidated financial statements for the period ended June 30, 2014 and the audited consolidated financial statements for the year ended December 31, 2013 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended June 30, 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.
Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “funds flow from operations”, “funds flow from operations per share”, “funds flow from operations per share - diluted”, “operating income”, “operating income per share”, “operating income per share - diluted”, “net debt”, “netback”, “market capitalization” and “total capitalization”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share and funds flow from operations per share - diluted are calculated as funds flow from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended June 30			Six months ended June 30
($000s)	2014	2013	% Change	2014	2013	% Change
Cash flow from operating activities	646,485	463,194	40	1,220,621	922,433	32
Changes in non-cash working capital	(23,627)	38,010	(162)	(31,117)	27,556	(213)
Transaction costs	9,681	1,935	400	9,970	5,349	86
Decommissioning expenditures	4,149	1,281	224	17,310	5,025	244
Funds flow from operations	636,688	504,420	26	1,216,784	960,363	27
Operating income is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes and unrealized gains or losses on long-term investments. Operating income per share and operating income per share - diluted are calculated as operating income divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes operating income to present a measure of financial performance that is more comparable between periods. Operating income as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to operating income:

	Three months ended June 30			Six months ended June 30
($000s)	2014	2013	% Change	2014	2013	% Change
Net income	98,586	72,332	36	129,476	70,720	83
Amortization of E&E undeveloped land	69,194	69,568	(1)	135,631	139,035	(2)
Unrealized derivative (gains) losses	81,597	(43,699)	(287)	217,781	34,476	532
Unrealized foreign exchange (gain) loss on translation of US dollar senior guaranteed notes	(38,947)	34,667	(212)	1,994	48,903	(96)
Unrealized (gain) loss on long-term investments	(5,277)	12,545	(142)	(8,895)	8,909	(200)
Deferred tax relating to adjustments	(30,573)	(15,105)	102	(95,333)	(57,390)	66
Operating income	174,580	130,308	34	380,654	244,653	56
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	1

The following table reconciles long-term debt to net debt:

($000s)	June 30, 2014	December 31, 2013	% Change
Long-term debt	2,682,061	1,734,114	55
Accounts payable and accrued liabilities	721,396	789,305	(9)
Dividends payable	96,781	90,849	7
Cash	(30,030)	(15,941)	88
Accounts receivable	(445,894)	(352,519)	26
Prepaids and deposits	(9,665)	(5,532)	75
Long-term investments	(83,124)	(74,229)	12
Excludes:
Equity settled component of dividends payable	(29,532)	(25,799)	14
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(65,164)	(63,170)	3
Net debt	2,836,829	2,077,078	37
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Total capitalization is calculated as market capitalization plus net debt. Total capitalization is used by management to assess the amount of debt leverage used in the Company's capital structure. Refer to the Liquidity and Capital Resources section in this MD&A.

CRESCENT POINT ENERGY CORP.	2

Results of Operations
Production

	Three months ended June 30			Six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Crude oil and NGL (bbls/d)	125,344	106,609	18	122,183	106,564	15
Natural gas (mcf/d)	72,143	67,142	7	70,858	67,004	6
Total (boe/d)	137,368	117,799	17	133,993	117,731	14
Crude oil and NGL (%)	91	91	-	91	91	-
Natural gas (%)	9	9	-	9	9	-
Total (%)	100	100	-	100	100	-
Production increased by 17 percent and 14 percent in the three and six months ended June 30, 2014, respectively, compared to the same periods in 2013, primarily due to the Company's successful drilling and fracture stimulation programs and the acquisitions completed in the first half of 2014, partially offset by natural declines. The Company's weighting to oil and NGL's in the three and six month periods ended June 30, 2014 remained consistent with the 2013 comparative periods.
On May 15, 2014, Crescent Point closed the acquisition of CanEra Energy Corp. ("CanEra") which added approximately 10,000 boe/d of production in southeast Saskatchewan.
On June 12, 2014, Crescent Point acquired more than 2,800 boe/d of production in the Saskatchewan Viking area from Polar Star Canadian Oil and Gas Inc. ("Polar Star").
The following is a summary of Crescent Point's production by area:

	Three months ended June 30			Six months ended June 30
Production By Area	2014	2013	% Change	2014	2013	% Change
Southeast Saskatchewan and Manitoba	80,425	66,846	20	77,007	66,784	15
Southwest Saskatchewan	28,285	22,977	23	28,921	23,881	21
United States	16,311	15,189	7	16,194	14,182	14
Alberta and West Central Saskatchewan	12,347	12,787	(3)	11,871	12,884	(8)
Total (boe/d)	137,368	117,799	17	133,993	117,731	14
In the three and six months ended June 30, 2014, the Company drilled 129 (86.6 net) wells and 352 (266.9 net) wells, respectively, focused primarily in the Viewfield Bakken resource play in southeast Saskatchewan, the Shaunavon resource play in southwest Saskatchewan and the Uinta Basin resource play in northeast Utah.
Marketing and Prices

	Three months ended June 30			Six months ended June 30
Average Selling Prices (1)	2014	2013	% Change	2014	2013	% Change
Crude oil and NGL ($/bbl)	97.52	84.65	15	95.19	82.51	15
Natural gas ($/mcf)	5.42	3.93	38	5.59	3.75	49
Total ($/boe)	91.83	78.85	16	89.76	76.82	17

(1)	The average selling prices reported are before realized derivatives and transportation charges.

	Three months ended June 30			Six months ended June 30
Benchmark Pricing	2014	2013	% Change	2014	2013	% Change
Crude Oil Prices
WTI crude oil (US$/bbl)	102.98	94.23	9	100.81	94.28	7
WTI crude oil (Cdn$/bbl)	111.93	96.15	16	110.78	95.23	16
LSB crude oil (Cdn$/bbl)	103.53	91.19	14	101.19	88.25	15
LSB oil differential (%)	8	5	3	9	7	2
WCS crude oil (Cdn$/bbl)	90.07	76.59	18	87.00	69.49	25
WCS oil differential (%)	20	20	-	21	27	(6)
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf)	4.69	3.53	33	5.33	3.37	58
AECO monthly index natural gas (Cdn$/mcf)	4.68	3.61	30	4.72	3.35	41
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.92	0.98	(6)	0.91	0.99	(8)

CRESCENT POINT ENERGY CORP.	3

In the second quarter of 2014, the Company's average selling price for oil increased 15 percent from the same period in 2013, primarily as a result of a 9 percent increase in the US$ WTI benchmark price and a weaker Canadian dollar, partially offset by a slightly wider corporate oil price differential. Crescent Point's corporate oil differential for the second quarter of 2014 was $14.41 per bbl, or 13 percent, compared to $11.50 per bbl, or 12 percent, in the second quarter of 2013.
The Company's corporate oil differential in the second quarter of 2014 was impacted by a widening of light oil differentials with the Cdn$ WTI - LSB differential widening to 8 percent from 5 percent from the same period of 2013.
In the six months ended June 30, 2014, the Company's average selling price for oil increased 15 percent from the same period in 2013, primarily as a result of a weaker Canadian dollar and a 7 percent increase in the US$ WTI benchmark price, partially offset by a slightly wider corporate oil price differential.
The Company's corporate oil differential for the six months ended June 30, 2014 was $15.59 per bbl, or 14 percent, compared to $12.72 per bbl, or 13 percent, in the same period of 2013. The Company's corporate oil differential for the six months ended June 30, 2014 was impacted by a widening of light oil differentials, largely offset by the narrowing of medium and heavy oil differentials. In the six months ended June 30, 2014, the Cdn$ WTI - LSB differential widened to 9 percent from 7 percent in the same period of 2013 and the Cdn$ WTI - WCS differential narrowed to 21 percent from 27 percent in the same period of 2013.
The Company's exposure to medium and heavy oil differentials increased in 2014 due to the Company's growing production base in southwest Saskatchewan, which is typically sold at a premium to WCS prices. The Company is also exposed to Yellow wax crude and Black wax crude oil differentials in the Uinta Basin.
Price differentials are expected to remain volatile in 2014. To partially mitigate these price risks, Crescent Point continues to deliver crude oil through its Saskatchewan, Alberta and Utah rail terminals, providing access to markets outside of the PADD II region. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis.
The Company's average selling price for gas in the second quarter of 2014 increased 38 percent from $3.93 per mcf in the second quarter of 2013 to $5.42 per mcf in the second quarter of 2014, primarily as a result of the 33 percent increase in AECO daily benchmark price and the impact of NYMEX based pricing received on the Company's Utah and North Dakota gas production. The Company's average selling price for gas of $5.59 per mcf for the six month period ended June 30, 2014 increased 49 percent from the same 2013 period, primarily as a result of the 58 percent increase in AECO daily benchmark price and the impact of NYMEX based pricing received on the Company's Utah and North Dakota gas production.
Derivatives
The following is a summary of the realized derivative gain (loss) on oil and gas derivative contracts:

	Three months ended June 30			Six months ended June 30
($000s, except volume amounts)	2014	2013	% Change	2014	2013	% Change
Average crude oil volumes hedged (bbls/d) (1)	66,379	47,130	41	65,334	46,109	42
Crude oil realized derivative loss (1)	(70,629)	(8,641)	717	(125,740)	(13,966)	800
per bbl	(6.19)	(0.89)	596	(5.69)	(0.72)	690
Average natural gas volumes hedged (GJ/d) (2)	24,000	14,341	67	20,022	11,685	71
Natural gas realized derivative gain (loss)	(1,926)	124	(1,653)	(3,294)	1,010	(426)
per mcf	(0.29)	0.02	(1,550)	(0.26)	0.08	(425)
Average barrels of oil equivalent hedged (boe/d) (1)	70,170	49,396	42	68,497	47,956	43
Total realized derivative loss	(72,555)	(8,517)	752	(129,034)	(12,956)	896
per boe	(5.80)	(0.79)	634	(5.32)	(0.61)	772

(1)
In the three and six months ended June 30, 2014 and June 30, 2013, the crude oil realized derivative losses include the realized derivative gains (losses) on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.
Management of cash flow variability is an integral component of Crescent Point's business strategy. Changing business conditions are monitored regularly and reviewed with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rate movements on long-term debt are all proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties. The Company considers these derivative contracts to be an effective means to manage cash flow.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 65 percent, unless otherwise approved by the Board of Directors, net of royalty interest production.

CRESCENT POINT ENERGY CORP.	4

With ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point includes the hedging of price differentials as a component of the Company's risk management programs. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production.
The Company recorded total realized derivative losses of $72.6 million and $129.0 million for the three and six months ended June 30, 2014, respectively, compared to $8.5 million and $13.0 million, respectively, for the same periods in 2013.
The Company's realized derivative loss for oil was $70.6 million and $125.7 million for the three and six months ended June 30, 2014, respectively, compared to $8.6 million and $14.0 million for the same periods in 2013. The increased realized losses in the three and six months ended June 30, 2014 are largely attributable to an increase in the Cdn$ WTI benchmark price and the increase in oil volumes hedged as a result of increased production, partially offset by an increase in the Company's average derivative oil price. During the three months ended June 30, 2014, the Company's average derivative oil price increased by 6 percent or $6.10 per bbl, from $94.14 per bbl in 2013 to $100.24 per bbl in 2014. During the six months ended June 30, 2014, the Company's average derivative oil price increased by 7 percent or $6.59 per bbl, from $93.56 per bbl in 2013 to $100.15 per bbl in 2014.
Crescent Point's realized derivative loss for gas was $1.9 million and $3.3 million for the three and six months ended June 30, 2014, respectively, compared to realized gains of $0.1 million and $1.0 million, respectively, for the same periods in 2013. The realized loss in the three months ended June 30, 2014 is largely attributable to the increase in the AECO monthly index price and the increase in gas volumes hedged as a result of increased production, partially offset by the increase in the Company's average derivative gas price. The realized loss in the six months ended June 30, 2014 is largely attributable to the increase in the AECO monthly index price, the increase in gas volumes hedged as a result of increased production and the decrease in the Company's average derivative gas price. During the three months ended June 30, 2014, the Company's average derivative gas price increased from $3.44 per GJ in the second quarter of 2013 to $3.56 per GJ in the second quarter of 2014. During the six months ended June 30, 2014, the Company's average derivative gas price decreased from $3.67 per GJ in 2013 to $3.57 per GJ in 2014.
The Company has not designated any of its risk management activities as accounting hedges under International Accounting Standard 39, Financial Instruments: Recognition and Measurement and, accordingly, has recorded its derivatives at fair value.
The following is a summary of the Company's unrealized derivative gain (loss):

	Three months ended June 30			Six months ended June 30
($000s)	2014	2013	% Change	2014	2013	% Change
Crude oil	(44,814)	8,017	(659)	(205,745)	(74,062)	178
Natural gas	4,175	3,953	6	(7,480)	1,821	(511)
Interest	706	1,868	(62)	1,990	810	146
Power	58	201	(71)	193	271	(29)
Cross currency interest rate	(40,590)	28,596	(242)	(5,635)	35,732	(116)
Cross currency principal	(938)	784	(220)	(55)	598	(109)
Foreign exchange	(194)	280	(169)	(1,049)	354	(396)
Total unrealized derivative gain (loss)	(81,597)	43,699	(287)	(217,781)	(34,476)	532
The Company recognized a total unrealized derivative loss of $81.6 million for the three months ended June 30, 2014 compared to a $43.7 million total unrealized derivative gain in the same period in 2013, primarily due to a $40.6 million unrealized derivative loss on Cross Currency Interest Rate Swaps (“CCIRS”) in the second quarter of 2014 compared to a $28.6 million unrealized derivative gain in the second quarter of 2013. The unrealized CCIRS derivative loss for the three months ended June 30, 2014 was primarily the result of the stronger forward Canadian dollar at June 30, 2014 compared to March 31, 2014. The unrealized CCIRS derivative gain for the three months ended June 30, 2013 was primarily the result of the overall weaker forward Canadian dollar at June 30, 2013 compared to March 31, 2013 and the maturity of out of the money contract months.
The total unrealized derivative loss in the second quarter of 2014 was also partially attributable to a $44.8 million unrealized loss on crude oil contracts in the second quarter of 2014 compared to a $8.0 million unrealized gain in the second quarter of 2013. The unrealized oil derivative loss for the three months ended June 30, 2014 is primarily attributable to the increase in the Cdn$ WTI forward benchmark price at June 30, 2014 compared to March 31, 2014. The unrealized oil derivative gain for the three months ended June 30, 2013 is primarily attributable to the maturity of out of the money contract months.
During the six months ended June 30, 2014, the Company recognized a total unrealized derivative loss of $217.8 million compared to $34.5 million in the same period in 2013, primarily due to a $205.7 million unrealized loss on crude oil contracts in the six months ended June 30, 2014 compared to $74.1 million for the same period of 2013. The unrealized oil derivative loss for the six months ended June 30, 2014 is primarily attributable to the increase in the Cdn$ WTI forward benchmark price at June 30, 2014 compared to December 31, 2013. The unrealized oil derivative loss for the six months ended June 30, 2013 is primarily attributable to the increase in the near-term Cdn$ WTI forward benchmark price at June 30, 2013 as compared to December 31, 2012, partially offset by the decrease in the long-term Cdn$ WTI forward benchmark price at June 30, 2013 as compared to December 31, 2012.

CRESCENT POINT ENERGY CORP.	5

The total unrealized derivative loss in the six months ended June 30, 2014 was also partially attributable to a $5.6 million unrealized derivative loss on CCIRS compared to a $35.7 million unrealized derivative gain in the same period of 2013. The unrealized CCIRS derivative loss for the six months ended June 30, 2014 was primarily the result of the slightly stronger long-term forward Canadian dollar at June 30, 2014 compared to December 31, 2013. The unrealized CCIRS derivative gain for the six months ended June 30, 2013 was primarily the result of the weaker forward Canadian dollar at June 30, 2013 compared to December 31, 2012.
Revenues

	Three months ended June 30			Six months ended June 30
($000s) (1)	2014	2013	% Change	2014	2013	% Change
Crude oil and NGL sales	1,112,312	821,255	35	2,105,073	1,591,494	32
Natural gas sales	35,568	24,015	48	71,736	45,488	58
Total oil and gas sales	1,147,880	845,270	36	2,176,809	1,636,982	33

(1)	Revenue is reported before transportation charges and realized derivatives.
Crude oil and NGL sales increased 35 percent in the three months ended June 30, 2014, from $821.3 million in 2013 to $1.1 billion in 2014, primarily due to the 18 percent increase in Crescent Point's production and the 15 percent increase in realized prices. The increased production in the second quarter of 2014 is primarily due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the first half of 2014. The increase in realized prices is largely a result of the 16 percent increase in the Cdn$ WTI benchmark price as compared to the second quarter of 2013, partially offset by a slightly wider corporate oil differential.
Crude oil and NGL sales increased 32 percent in the six months ended June 30, 2014, from $1.6 billion in 2013 to $2.1 billion in 2014, primarily due to the 15 percent increase in realized prices and the 15 percent increase in Crescent Point's production. The increase in realized prices is largely a result of the 16 percent increase in the Cdn$ WTI benchmark price as compared to the first half of 2013, partially offset by a slightly wider corporate oil differential. The increased production in the first half of 2014 is primarily due to the Company's successful drilling and fracture stimulation programs and the acquisitions completed in the first half of 2014.
Natural gas sales increased 48 percent and 58 percent in the three and six months ended June 30, 2014, respectively, compared to the same 2013 periods. The increases are primarily due to the 38 percent and 49 percent increases in realized natural gas prices and the 7 percent and 6 percent increases in natural gas production for the three and six months ended June 30, 2014, respectively. The increases in realized natural gas prices are largely due to the increases in the AECO daily benchmark prices. The increased natural gas production in 2014 is primarily due to successful drilling in Viewfield and Utah, partially offset by natural declines.
Royalties

	Three months ended June 30			Six months ended June 30
($000, except % and per boe amounts)	2014	2013	% Change	2014	2013	% Change
Royalties	202,371	140,925	44	383,077	289,912	32
As a % of oil and gas sales	18	17	1	18	18	-
Per boe	16.19	13.15	23	15.80	13.60	16
Royalties increased 44 percent and 32 percent in the three and six months ended June 30, 2014, respectively, compared to the same periods in 2013. The increases are largely due to the 36 percent and 33 percent increases in oil and gas sales in the three and six months ended June 30, 2014, respectively. Royalties in the three months ended June 30, 2014 were also impacted by a one percent increase in royalties as a percentage of sales.
Royalties as a percentage of sales for the three months ended June 30, 2014 increased primarily due to unfavorable prior period adjustments, partially offset by royalty holidays for new wells drilled in Saskatchewan. Royalties as a percentage of sales for the six months ended June 30, 2014 remained consistent with the comparable 2013 period.
In the three and six months ended June 30, 2014, 56.1 and 200.6 net wells, respectively, were drilled in Saskatchewan of the 86.6 and 266.9 total net wells, respectively, drilled by the Company.
Operating Expenses

	Three months ended June 30			Six months ended June 30
($000, except per boe amounts)	2014	2013	% Change	2014	2013	% Change
Operating expenses	157,832	129,014	22	305,391	256,845	19
Per boe	12.63	12.04	5	12.59	12.05	4
Operating expenses per boe increased 5 percent and 4 percent in the three and six months ended June 30, 2014, respectively, compared to the same periods in 2013. The increase in the three months ended June 30, 2014 is primarily the result of increased utility and fuel costs, chemical costs and labor, partially offset by lower well servicing costs. The increase in the six months ended June 30, 2014 is primarily the result of increased labor and utility and fuel costs.

CRESCENT POINT ENERGY CORP.	6

Operating expenses increased 22 percent and 19 percent in the three and six months ended June 30, 2014, respectively, compared to the same periods in 2013, primarily as a result of the growth in the Company's production from the successful execution of the drilling and development program and acquisitions completed in the first half of 2014, and the increase in per boe operating expenses as noted above.
Transportation Expenses

	Three months ended June 30			Six months ended June 30
($000s, except per boe amounts)	2014	2013	% Change	2014	2013	% Change
Transportation expenses	30,769	24,303	27	55,989	45,761	22
Per boe	2.46	2.27	8	2.31	2.15	7
Transportation expenses per boe increased 8 percent and 7 percent in the three and six months ended June 30, 2014, respectively, compared to the same periods in 2013. The increases are primarily due to higher pipeline tariffs as a result of increased tariff rates.
Transportation expenses increased 27 percent and 22 percent in the three and six months ended June 30, 2014, respectively, compared to the same periods in 2013, primarily as a result of the growth in the Company's production and the increases in per boe transportation expenses as noted above.
Netbacks

	Three months ended June 30
	2014			2013
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	97.52	5.42	91.83	78.85	16
Royalties	(17.28)	(0.80)	(16.19)	(13.15)	23
Operating expenses	(13.19)	(1.12)	(12.63)	(12.04)	5
Transportation expenses	(2.44)	(0.45)	(2.46)	(2.27)	8
Netback prior to realized derivatives	64.61	3.05	60.55	51.39	18
Realized loss on derivatives	(6.19)	(0.29)	(5.80)	(0.79)	634
Netback	58.42	2.76	54.75	50.60	8

	Six months ended June 30
	2014			2013
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	95.19	5.59	89.76	76.82	17
Royalties	(16.92)	(0.69)	(15.80)	(13.60)	16
Operating expenses	(13.10)	(1.22)	(12.59)	(12.05)	4
Transportation expenses	(2.26)	(0.47)	(2.31)	(2.15)	7
Netback prior to realized derivatives	62.91	3.21	59.06	49.02	20
Realized loss on derivatives	(5.69)	(0.26)	(5.32)	(0.61)	772
Netback	57.22	2.95	53.74	48.41	11
The Company's netback for the three months ended June 30, 2014 increased 8 percent to $54.75 per boe from $50.60 per boe in the same period of 2013. The increase in the Company's netback is primarily the result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price, partially offset by the increased realized derivative loss, royalties, operating expenses and transportation expenses.
The Company's netback for the six months ended June 30, 2014 increased 11 percent to $53.74 per boe from $48.41 per boe in the same period of 2013. The increase in the Company's netback is primarily the result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price, partially offset by the increased realized derivative loss, royalties, operating expenses and transportation expenses.

CRESCENT POINT ENERGY CORP.	7

General and Administrative Expenses

	Three months ended June 30			Six months ended June 30
($000, except per boe amounts)	2014	2013	% Change	2014	2013	% Change
General and administrative costs	35,645	23,868	49	58,715	46,017	28
Capitalized	(5,704)	(4,637)	23	(11,395)	(9,416)	21
Total general and administrative expenses	29,941	19,231	56	47,320	36,601	29
Transaction costs	(9,681)	(1,935)	400	(9,970)	(5,349)	86
General and administrative expenses	20,260	17,296	17	37,350	31,252	20
Per boe	1.62	1.61	1	1.54	1.47	5
General and administrative expenses per boe remained consistent in the three months ended June 30, 2014 and increased 5 percent in the six months ended June 30, 2014, compared to the same periods in 2013. The increase in the six months ended June 30, 2014 is primarily due to increases in information technology and employee-related costs, partially offset by increased overhead recoveries recorded as a result of increased development capital expenditures and the Company's resulting production growth.
General and administrative expenses increased 17 percent and 20 percent in the three and six months ended June 30, 2014, respectively, compared to the same periods in 2013. The increases are primarily due to the growth of the Company, including the expansion of operations in the United States and the slight increase in per boe general and administrative expenses as noted above.
Transactions costs incurred in the three and six months ended June 30, 2014 relate primarily to the acquisition of CanEra.
Interest Expense

	Three months ended June 30			Six months ended June 30
($000, except per boe amounts)	2014	2013	% Change	2014	2013	% Change
Interest expense	25,852	19,803	31	47,457	38,576	23
Per boe	2.07	1.85	12	1.96	1.81	8
Interest expense per boe increased 12 percent and 8 percent in the three and six months ended June 30, 2014, respectively, compared to the same periods in 2013, reflecting the Company's higher average debt balance, largely as a result of the growth of the Company, partially offset by a lower effective interest rate.
Interest expense increased 31 percent and 23 percent in the three and six months ended June 30, 2014, respectively, compared to the same periods in 2013, primarily due to the Company's higher average debt balance, partially offset by a lower effective interest rate. The higher average debt balance is the result of the Company's growth in production and fluctuations in working capital, including the impact of acquisitions completed in the first half of 2014.
Crescent Point actively manages exposure to fluctuations in interest rates through interest rate swaps, short term bankers' acceptances and the issuance of long-term fixed rate senior guaranteed notes. Refer to the Derivatives section above for further information.
Foreign Exchange Gain (Loss)

	Three months ended June 30			Six months ended June 30
($000s)	2014	2013	% Change	2014	2013	% Change
Realized
Foreign exchange loss on cross currency interest rate swaps	(1,251)	(1,538)	(19)	(1,186)	(2,058)	(42)
Other foreign exchange gain (loss)	(462)	416	(211)	(307)	1,014	(130)
Unrealized
Foreign exchange gain (loss) on translation of US dollar senior guaranteed notes	38,947	(34,667)	(212)	(1,994)	(48,903)	(96)
Other foreign exchange gain (loss)	165	125	32	(229)	(278)	(18)
Foreign exchange gain (loss)	37,399	(35,664)	(205)	(3,716)	(50,225)	(93)
The Company has senior guaranteed notes with aggregate principals of US$1.29 billion and Cdn$182.0 million. The Company records unrealized foreign exchange gains or losses on the revaluation of the US denominated senior guaranteed notes and related accrued interest. During the three and six month periods ending June 30, 2014, the Company recorded an unrealized foreign exchange gain of $38.9 million and an unrealized foreign exchange loss of $2.0 million, respectively, on translation of US dollar senior guaranteed notes and accrued interest compared to unrealized losses of $34.7 million and $48.9 million, respectively, in the same periods of 2013. The unrealized gain from the translation of US dollar senior guaranteed notes and accrued interest in the second quarter of 2014 is attributable to a stronger Canadian dollar at June 30, 2014 as compared to March 31, 2014. The unrealized loss from the translation of US dollar senior guaranteed notes and accrued interest for the six months ended June 30, 2014 is attributable to a slightly weaker Canadian dollar at June 30, 2014 as compared to December 31, 2013.

CRESCENT POINT ENERGY CORP.	8

During the three and six months ended June 30, 2014, the Company realized foreign exchange losses of $1.3 million and $1.2 million, respectively, on the settlement of the CCIRS associated with interest payments made on the US dollar senior guaranteed notes, compared to losses of $1.5 million and $2.1 million, respectively, in the same periods in 2013. The decrease in realized losses for the three and six months ended June 30, 2014 is primarily due to the weaker Canadian dollar in the three and six months ended June 30, 2014 compared to the same periods in 2013.
Share-based Compensation Expense

	Three months ended June 30			Six months ended June 30
($000s, except per boe amounts)	2014	2013	% Change	2014	2013	% Change
Share-based compensation costs	41,974	10,722	291	67,923	33,231	104
Capitalized	(8,568)	(2,615)	228	(14,322)	(7,811)	83
Share-based compensation expense	33,406	8,107	312	53,601	25,420	111
Per boe	2.67	0.76	251	2.21	1.19	86
During the three and six months ended June 30, 2014, the Company recorded share-based compensation costs of $42.0 million and $67.9 million, respectively, an increase of 291 percent and 104 percent, respectively, from the same 2013 periods. The increases are primarily due to the increase in expense associated with incentive related awards.
During the three and six months ended June 30, 2014, the Company capitalized share-based compensation costs of $8.6 million and $14.3 million, respectively, an increase of 228 percent and 83 percent, respectively, from the same 2013 periods. The increases are primarily the result of the increase in expenses associated with incentive related awards.
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Restricted shareholders are eligible for monthly dividends on their restricted shares, immediately upon grant.
Under the Restricted Share Bonus Plan at June 30, 2014, the Company is authorized to issue up to 12,669,712 common shares (June 30, 2013 - 6,419,199 common shares). The Company had 3,943,050 restricted shares outstanding at June 30, 2014 (June 30, 2013 - 2,816,896 restricted shares outstanding).
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 69,217 DSUs outstanding at June 30, 2014 compared to 53,148 at June 30, 2013.
Depletion, Depreciation and Amortization

	Three months ended June 30			Six months ended June 30
($000s, except per boe amounts)	2014	2013	% Change	2014	2013	% Change
Depletion and depreciation	340,448	295,447	15	648,309	581,410	12
Amortization of E&E undeveloped land	69,194	69,568	(1)	135,631	139,035	(2)
Depletion, depreciation and amortization	409,642	365,015	12	783,940	720,445	9
Per boe	32.77	34.05	(4)	32.32	33.81	(4)
The Company's depletion, depreciation and amortization (“DD&A”) rate decreased 4 percent to $32.77 per boe for the three months ended June 30, 2014 from $34.05 per boe in the same period in 2013. In the six months ended June 30, 2014, the DD&A rate decreased 4 percent to $32.32 per boe from $33.81 per boe for the same 2013 period. These decreases are primarily a result of the Company's successful execution of the drilling and completion program.
Other Income (Loss)
The Company recorded other income of $5.3 million and $8.9 million in the three and six months ended June 30, 2014, respectively, compared to other losses of $13.3 million and $9.7 million, respectively, in the same periods in 2013. The other income in the three and six months ended June 30, 2014 is comprised of net unrealized gains on long-term investments. The other losses in the three and six months ended June 30, 2013 are primarily comprised of net unrealized losses on long-term investments.
Taxes

	Three months ended June 30			Six months ended June 30
($000s)	2014	2013	% Change	2014	2013	% Change
Current tax expense (recovery)	5	(5)	(200)	5	(5)	(200)
Deferred tax expense	43,250	49,404	(12)	19,437	38,907	(50)

CRESCENT POINT ENERGY CORP.	9

Current Tax Expense (Recovery)
In the three and six months ended June 30, 2014, the Company recorded current tax expense of less than $0.1 million compared to current tax recoveries of less than $0.1 million for the same periods in 2013. Refer to the Company's December 31, 2013 Annual Information Form for information on the Company's expected tax horizon.
Deferred Tax Expense
In the second quarter of 2014, the Company recorded deferred tax expense of $43.3 million compared to deferred tax expense of $49.4 million in the second quarter of 2013. The deferred tax expense in 2014 is primarily due to an increased utilization of tax pools as a result of the successful growth of the Company, partially offset by the unrealized derivative loss. The deferred tax expense recorded in the second quarter of 2013 relates primarily to the $43.7 million unrealized derivative gain and a change in the Company’s estimated future tax pool claims.
In the six months ended June 30, 2014, the Company recorded deferred tax expense of $19.4 million compared to $38.9 million in the same period in 2013. The deferred tax expense recorded in the six months ended June 30, 2014 relates primarily to an increased utilization of tax pools as a result of the successful growth of the Company, partially offset by the unrealized derivative loss. The deferred tax expense recorded in the six months ended June 30, 2013 relates primarily to changes in the Company’s estimated future tax pool claims, partially offset by the unrealized derivative loss.
Funds Flow, Cash Flow, Operating Income and Net Income

	Three months ended June 30			Six months ended June 30
($000s, except per share amounts)	2014	2013	% Change	2014	2013	% Change
Funds flow from operations	636,688	504,420	26	1,216,784	960,363	27
Funds flow from operations per share - diluted	1.55	1.31	18	3.01	2.51	20

Cash flow from operating activities	646,485	463,194	40	1,220,621	922,433	32
Cash flow from operating activities per share - diluted	1.58	1.20	32	3.02	2.41	25

Operating income	174,580	130,308	34	380,654	244,653	56
Operating income per share - diluted	0.43	0.34	26	0.94	0.64	47

Net income	98,586	72,332	36	129,476	70,720	83
Net income per share - diluted	0.24	0.19	26	0.32	0.18	78
Funds flow from operations increased to $636.7 million in the second quarter of 2014 from $504.4 million in the same period in 2013 and increased to $1.55 per share - diluted from $1.31 per share - diluted. The increase in funds flow from operations is primarily the result of the increases in production volumes and the netback. Production volumes increased due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the first half of 2014. The netback increased as a result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price, partially offset by increased realized derivative losses, royalties, operating expenses and transportation expenses. Funds flow from operations per share - diluted increased in the second quarter of 2014, primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company's Premium DividendTM and Dividend Reinvestment Plan (“DRIP”) and Share Dividend Plan ("SDP").
Funds flow from operations increased to $1.2 billion in the six months ended June 30, 2014 from $960.4 million in the same period in 2013 and increased to $3.01 per share - diluted from $2.51 per share - diluted. The increase in funds flow from operations is primarily the result of the increases in production volumes and the netback. Production volumes increased due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the first half of 2014. The netback increased as a result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price, partially offset by increased realized derivative losses, royalties, operating expenses and transportation expenses. Funds flow from operations per share - diluted increased in the six months ended June 30, 2014, primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company's DRIP and SDP.
Cash flow from operating activities increased 40 percent to $646.5 million in the second quarter of 2014 compared to $463.2 million in the same period in 2013, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted increased 32 percent to $1.58 per share - diluted in the second quarter of 2014, primarily due to the reasons discussed above, partially offset by the impact of shares issued through the the Company's DRIP and SDP. In the six months ended June 30, 2014, cash flow from operating activities increased 32 percent to $1.2 billion compared to $922.4 million in the same period in 2013, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted increased 25 percent to $3.02 per share - diluted in the six months ended June 30, 2014, primarily due to the reasons discussed above, partially offset by the impact of shares issued through the the Company's DRIP and SDP.

CRESCENT POINT ENERGY CORP.	10

The Company reported operating income of $174.6 million in the second quarter of 2014 compared to $130.3 million in the same period in 2013, primarily as a result of the increase in funds flow from operations, partially offset by the increase in depletion expense, share-based compensation expense and deferred income tax expense. Operating income per share - diluted increased 26 percent to $0.43 per share - diluted in the second quarter of 2014 primarily due to the same reasons discussed above, partially offset by the impact of shares issued through the Company's DRIP and SDP.
Operating income for the six month period ended June 30, 2014 was $380.7 million compared to $244.7 million in the same period in 2013, primarily as a result of the increase in funds flow from operations, partially offset by the increase in depletion expense, share-based compensation expense and deferred income tax expense. Operating income per share - diluted increased 47 percent to $0.94 per share - diluted in the six months ended June 30, 2014, primarily due to the same reasons discussed above, partially offset by the impact of shares issued through the Company's DRIP and SDP.
The Company reported net income of $98.6 million in the second quarter of 2014 compared to $72.3 million in the same period in 2013, primarily as a result of the increases in funds flow from operations, unrealized foreign exchange gains and other income, partially offset by the increases in unrealized derivative losses, depletion, depreciation and amortization expense and share-based compensation expense. In the six month period ended June 30, 2014, net income increased to $129.5 million, compared to $70.7 million in the same period of 2013. The increase in net income is largely due to the increase in funds flow from operations and the decrease in unrealized foreign exchange losses, partially offset by the increases in unrealized derivative losses and depreciation, depletion and amortization expense.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IAS 39, Financial Instruments: Recognition and Measurement, and, accordingly, has recorded its derivatives at fair value.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and dividends over time. The Company's commodity derivatives portfolio extends out 3½ years from the current quarter.
IFRS 9, Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period which the physical sales occur.
The Company's financial results should be viewed with the understanding that the future gain or loss on financial derivatives is recorded in the current period's results, while the future value of the underlying physical sales is not.
Dividends
The following table provides a reconciliation of dividends:

	Three months ended June 30			Six months ended June 30
($000s, except per share amounts)	2014	2013	% Change	2014	2013	% Change
Accumulated dividends, beginning of period	5,033,798	3,941,837	28	4,755,522	3,673,971	29
Dividends declared to shareholders	286,128	267,033	7	564,404	534,899	6
Accumulated dividends, end of period	5,319,926	4,208,870	26	5,319,926	4,208,870	26

Accumulated dividends per share, beginning of period	26.76	24.00	12	26.07	23.31	12
Dividends to shareholders per share	0.69	0.69	-	1.38	1.38	-
Accumulated dividends per share, end of period	27.45	24.69	11	27.45	24.69	11
The Company maintained monthly dividends of $0.23 per share during the first half of 2014.
Dividends increased 7 percent and 6 percent in the three and six month periods ended June 30, 2014, respectively, compared to the same periods in 2013. The increases in dividends relates to an increase in the number of shares outstanding primarily due to the issuance of shares on the CanEra and Polar Star acquisitions and issuances to shareholders pursuant to the DRIP and SDP in lieu of cash dividends. Crescent Point suspended participation in the premium component of the DRIP effective October 15, 2013.
During the second quarter of 2014, the Company implemented a Share Dividend Plan. The SDP enables shareholders to receive their dividends in the form of common shares which are issued at a five percent discount to the prevailing market price.
Crescent Point believes it is well positioned to maintain monthly dividends as the Company continues to exploit and develop its resource plays. Crescent Point's risk management strategy minimizes exposure to commodity price volatility and provides a measure of sustainability to dividends through periods of fluctuating market prices.

CRESCENT POINT ENERGY CORP.	11

Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit and loss and are fair valued with the resulting gain or loss recorded in net income. At June 30, 2014, the investments are recorded at a fair value of $34.9 million which is $69.0 million less than the original cost of the investments.
Private Companies
The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At June 30, 2014, the investments are recorded at a fair value of $48.2 million which is $18.8 million less than the original cost of the investments.
Other Long-Term Assets
At June 30, 2014, other long-term assets consist of $41.7 million related to the reclamation fund and $11.8 million of investment tax credits.
As part of Crescent Point's ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund to fund future decommissioning costs and environmental initiatives. During the three months ended June 30, 2014, the Company contributed $1.00 per produced boe to the fund, of which $0.80 per boe was for future decommissioning costs and $0.20 per boe was directed to environmental initiatives. During the second quarter of 2014, the Company made an additional contribution of $7.8 million to the fund for future decommissioning costs.
The reclamation fund increased by $16.0 million during the second quarter of 2014 due to contributions of $20.3 million, partially offset by expenditures of $4.3 million. The expenditures included $4.1 million related primarily to decommissioning work completed in Saskatchewan and Alberta. The remaining $0.2 million related to environmental initiatives completed primarily in southeast Saskatchewan to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. Since inception, $119.9 million has been contributed to the reclamation fund and $78.2 million has been spent.
Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the three and six months ended June 30, 2014, Crescent Point recorded $0.2 million and $0.5 million, respectively, (June 30, 2013 - $0.3 million and $0.5 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is the Company's corporate secretary. Crescent Point also recorded $0.1 million and $0.1 million during the three and six months, respectively, ended June 30, 2014 (June 30, 2013 - $0.1 million and $0.3 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.
Capital Expenditures

	Three months ended June 30			Six months ended June 30
($000s)	2014	2013	% Change	2014	2013	% Change
Capital acquisitions (net) (1)	1,566,487	30	5,221,523	1,599,773	22,145	7,124
Development capital expenditures	271,537	256,434	6	841,964	789,149	7
Capitalized administration (2)	5,704	4,637	23	11,395	9,416	21
Office equipment (3)	15,969	1,643	872	20,413	1,661	1,129
Total	1,859,697	262,744	608	2,473,545	822,371	201

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excluding transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

(3)	Office equipment excludes the capitalized non-cash lease inducement.
Capital Acquisitions
Corporate Acquisitions
CanEra Energy Corp.
On May 15, 2014, Crescent Point completed the acquisition, by way of plan of arrangement, of all issued and outstanding common shares of CanEra, a private oil and gas company with properties in southeast Saskatchewan. Total consideration of approximately $1.1 billion included the issuance of approximately 12.9 million shares, cash consideration of $191.8 million, assumed long-term debt and working capital ($1.3 billion was allocated to property, plant and equipment and $21.1 million was allocated to exploration and evaluation assets).

CRESCENT POINT ENERGY CORP.	12

Major Property Acquisitions
Saskatchewan Viking Asset Acquisition
On June 12, 2014, Crescent Point completed the acquisition of Saskatchewan Viking oil assets from Polar Star for total consideration of $331.7 million comprised of the issuance of approximately 7.6 million shares less net cash received on customary closing adjustments of $12.0 million ($338.8 million was allocated to property, plant and equipment). These assets were acquired with full tax pools and no working capital items.
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the six months ended June 30, 2014 for net consideration of $160.5 million ($126.9 million was allocated to property, plant and equipment and $34.9 million was allocated to exploration and evaluation assets). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Development Capital Expenditures
The Company's development capital expenditures in the second quarter of 2014 were $271.5 million compared to $256.4 million in the second quarter of 2013. In the second quarter of 2014, 129 (86.6 net) wells were drilled with a success rate of 100 percent. The development capital for the three months ended June 30, 2014 included $60.1 million on facilities, land and seismic.
The Company's development capital expenditures in the six months ended June 30, 2014 were $842.0 million compared to $789.1 million in the same period in 2013. In the first half of 2014, 352 (266.9 net) wells were drilled with a success rate of 100 percent. The development capital for the first half of 2014 included $214.8 million on facilities, land and seismic.
Crescent Point's budgeted capital program for 2014 is $1.8 billion, not including acquisitions. The Company searches for acquisition opportunities that align with strategic parameters and evaluates each prospect on a case-by-case basis.
Goodwill
The Company's goodwill balance as at June 30, 2014 was $251.9 million which is unchanged from December 31, 2013. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.
Decommissioning Liability
The decommissioning liability increased by $132.8 million during the second quarter of 2014 from $633.9 million at March 31, 2014 to $766.7 million at June 30, 2014. The increase relates to $73.8 million as a result of net capital acquisitions, $54.8 million due to the revaluation of acquired liabilities, $4.8 million of accretion expense and $3.5 million in respect of drilling, partially offset by $4.1 million for liabilities settled.
Other Long-Term Liabilities
At June 30, 2014, other long-term liabilities consist of $25.4 million related to a lease inducement and $3.3 million of long-term compensation liabilities related to the DSU plan. The Company's lease inducement is associated with the building lease for Crescent Point's future corporate office. This non-cash liability will be amortized on a straight-line basis over the term of the lease commencing in June 2015 and extending to June 2030.
Liquidity and Capital Resources

Capitalization Table ($000s, except share, per share, ratio and percent amounts)	June 30, 2014	December 31, 2013
Net debt	2,836,829	2,077,078
Shares outstanding (1)	420,786,103	394,993,566
Market price at end of period (per share)	47.29	41.25
Market capitalization	19,898,975	16,293,485
Total capitalization	22,735,804	18,370,563
Net debt as a percentage of total capitalization	12	11
Annual funds flow from operations (2)	2,304,238	2,047,817
Net debt to funds flow from operations (3)	1.2	1.0

(1)
The shares outstanding balance at June 30, 2014 excludes 683,544 common shares issued on July 15, 2014 pursuant to the DRIP and SDP. The shares outstanding balance at December 31, 2013 excludes 678,361 common shares issued on January 15, 2014 pursuant to the DRIP.

(2)	The sum of funds flow from operations for the trailing four quarters.

(3)
The net debt reflects the financing of acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes.

CRESCENT POINT ENERGY CORP.	13

At June 30, 2014, the Company had a syndicated unsecured credit facility with fourteen banks and an operating credit facility with one Canadian chartered bank totaling $2.1 billion. The syndicated unsecured credit facility included an accordion feature that allowed the Company to increase the facility by up to $500.0 million. As at June 30, 2014, the Company had approximately $1.12 billion drawn on bank credit facilities, including $3.9 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $973.3 million.
On August 12, 2014, the syndicated unsecured credit facility and the operating credit facility were renewed and increased to a total amount available under the combined facilities of $2.6 billion and the syndicated unsecured credit facility was expanded to now include a total of sixteen banks. The syndicated unsecured credit facility continues to include an accordion feature that allows the Company to increase the facility by up to $500.0 million.
The Company has closed private offerings of senior guaranteed notes raising gross proceeds of US$1.29 billion and Cdn$182.0 million. These notes rank pari passu with the Company's bank credit facilities and are unsecured with original terms of maturity from 5 to 10 years. Concurrent with the issuance of US$1.26 billion senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the amount of the US notes was fixed for purposes of interest and principal repayments at a notional amount of $1.29 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.
At June 30, 2014, Crescent Point was capitalized with 88 percent equity compared to 89 percent at December 31, 2013. The Company's net debt to funds flow from operations ratio at June 30, 2014 was 1.2 times, compared to 1.0 times at December 31, 2013. This increase is largely due to the increase in average debt as a result of the Company's development capital expenditures and the acquisition of CanEra, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisition. Crescent Point's target average net debt to 12 month funds flow is approximately 1.0 times.
The Company has a successful DRIP and SDP which raised $162.6 million during the first half of 2014 (year ended December 31, 2013 - $659.1 million).
Crescent Point's development capital budget for 2014 is $1.8 billion, with upwardly revised average 2014 production forecast at 138,000 boe/d.
Crescent Point's management believes that with the high quality reserve base and development inventory, excellent balance sheet and solid hedging program, the Company is well positioned to meet its planned growth and development targets to continue generating strong operating and financial results through 2014 and beyond.
Shareholders' Equity
At June 30, 2014, Crescent Point had 420.8 million common shares issued and outstanding compared to 395.0 million common shares at December 31, 2013. The increase of 25.8 million shares relates primarily to shares issued on acquisitions and shares issued pursuant to the DRIP and SDP:

•	Crescent Point issued 12.9 million shares to CanEra shareholders at a price of $43.51 per share on closing of the acquisition on May 15, 2014;

•	Crescent Point issued 7.6 million shares to Polar Star shareholders at a price of $45.36 per share on closing of the acquisition on June 12, 2014;

•	Crescent Point issued 0.1 million shares on closing of minor acquisitions during the six months ended June 30, 2014;

•
Crescent Point issued 4.2 million shares pursuant to the DRIP and SDP programs during the six months ended June 30, 2014 for proceeds of $162.6 million and issued 1.1 million shares pursuant to the Restricted Share Bonus Plan.

Crescent Point's total capitalization increased to $22.7 billion at June 30, 2014 compared to $18.4 billion at December 31, 2013, with the market value of the shares at June 30, 2014 representing 88 percent of the total capitalization.
As of the date of this report, the Company had 422,081,187 common shares outstanding.
Subsequent Events
Share Purchase and Sale Agreement to acquire T. Bird Oil Ltd.
On July 18, 2014, Crescent Point entered a share purchase and sale agreement to acquire all of the issued and outstanding shares of T. Bird Oil Ltd. (“T. Bird”), a private oil and gas company with properties in southeast Saskatchewan and Manitoba. Total consideration is estimated to be approximately $88.0 million, including the issuance of approximately 1.5 million common shares plus assumed net debt. The T. Bird acquisition is expected to close on or about August 13, 2014.
Acquisition of Viewfield Bakken and Flat Lake Assets
On July 30, 2014, Crescent Point completed the acquisition of certain assets in the Viewfield Bakken and Flat Lake resource plays in southeast Saskatchewan for cash consideration of $99.1 million.
Increase in Combined Credit Facilities
On August 12, 2014, the total amount available under the Company’s syndicated credit facility and operating credit facility was increased to a total of $2.6 billion.

CRESCENT POINT ENERGY CORP.	14

Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the six months ended June 30, 2014. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2013.
Changes in Accounting Policies
Effective January 1, 2014, the Company adopted the following IFRS:

•
IFRS 36 Impairment of Assets - IAS 36 was amended in May 2013 to reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments require retrospective application and were adopted by the Company on January 1, 2014. The adoption will only impact Crescent Point's disclosures in the notes to the financial statements in periods when an impairment loss or impairment recovery is recognized. The application of the amendment had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRIC 21 Levies - IFRIC 21 provides clarification on accounting for levies in accordance with the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that a liability for a levy is recognized only when the triggering event specified in the legislation occurs.  The retrospective adoption of this interpretation does not have any impact on Crescent Point’s consolidated financial statements.

Effective January 1, 2017, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach for fiscal years beginning on or after January 1, 2017 with earlier adoption permitted. IFRS 15 will be adopted by Crescent Point on January 1, 2017 and the Company is currently evaluating the impact of the standard on Crescent Point’s consolidated financial statements.

CRESCENT POINT ENERGY CORP.	15

Summary of Quarterly Results

	2014		2013				2012
($000s, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Oil and gas sales	1,147,880	1,028,929	908,637	980,829	845,270	791,712	727,372	658,204

Average daily production
Crude oil and NGLs (bbls/d)	125,344	118,987	115,971	107,332	106,609	106,519	97,731	89,648
Natural gas (mcf/d)	72,143	69,558	70,017	63,785	67,142	66,865	61,654	59,896
Total (boe/d)	137,368	130,580	127,641	117,963	117,799	117,663	108,007	99,631

Net income (loss)	98,586	30,890	(13,723)	87,879	72,332	(1,612)	(95,241)	2,352
Net income (loss) per share	0.24	0.08	(0.03)	0.23	0.19	-	(0.26)	0.01
Net income (loss) per share – diluted	0.24	0.08	(0.03)	0.22	0.19	-	(0.26)	0.01

Operating income (loss)	174,580	206,074	78,216	162,819	130,308	114,345	(19,802)	89,158
Operating income (loss) per share	0.43	0.52	0.20	0.42	0.34	0.30	(0.05)	0.26
Operating income (loss) per share – diluted	0.43	0.52	0.20	0.42	0.34	0.30	(0.05)	0.26

Cash flow from operating activities	646,485	574,136	508,090	542,809	463,194	459,239	421,598	403,980
Cash flow from operating activities per share	1.59	1.45	1.29	1.39	1.21	1.21	1.17	1.19
Cash flow from operating activities per share – diluted	1.58	1.44	1.29	1.39	1.20	1.21	1.16	1.19

Funds flow from operations	636,688	580,096	533,310	554,144	504,420	455,943	430,386	384,237
Funds flow from operations per share	1.56	1.46	1.35	1.42	1.32	1.21	1.19	1.14
Funds flow from operations per share – diluted	1.55	1.45	1.35	1.42	1.31	1.20	1.18	1.13

Working capital (deficit) (1)	(219,932)	(391,893)	(406,134)	(318,224)	(227,620)	(312,777)	(287,911)	(153,348)
Total assets	14,901,997	13,165,018	12,736,793	12,526,359	12,357,474	12,425,234	12,131,634	11,256,848
Total liabilities	5,697,718	4,743,291	4,236,720	3,926,421	3,757,823	3,872,025	3,536,822	3,247,769
Net debt	2,836,829	2,309,906	2,077,078	1,887,431	1,825,340	1,957,964	1,760,324	1,453,647
Total long-term derivative liabilities	137,083	95,632	25,846	10,305	4,671	11,490	8,483	17,961

Weighted average shares – diluted (thousands)	410,051	399,007	395,277	390,607	385,084	379,647	363,358	340,483

Capital expenditures (2)	1,859,697	613,848	510,889	531,880	262,744	559,627	1,395,268	335,310

Dividends declared	286,128	278,276	274,797	271,855	267,033	267,866	255,621	240,010
Dividends declared per share	0.69	0.69	0.69	0.69	0.69	0.69	0.69	0.69

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

(2)
Capital expenditures exclude capitalized share-based compensation and the non-cash lease inducement and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excluding transaction costs.

Over the past eight quarters, the Company's oil and gas sales have generally increased due to a successful drilling program and several business combinations. Fluctuations in production, the Cdn$ WTI benchmark price and corporate oil price differentials have also contributed to the fluctuations in oil and gas sales.
Net income has fluctuated primarily due to changes in funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices and an impairment to property, plant and equipment recorded in the fourth quarters of 2012 and 2013, along with associated fluctuations in the deferred tax expense (recovery).
Operating income has fluctuated over the past eight quarters primarily due to changes in funds flow from operations, depletion and share-based compensation expense and impairments to property, plant and equipment recorded in the fourth quarters of 2012 and 2013, along with associated fluctuations in the deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions and our development drilling program. Funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to maintain stable monthly dividends.

CRESCENT POINT ENERGY CORP.	16

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure on Issuers' Annual and Interim Filings”. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses were identified in Crescent Point's internal controls over financial reporting during the second quarter of 2014.
Outlook
Crescent Point has upwardly revised its guidance for 2014 as a result of the Company’s performance and acquisitions completed year to date. The Company’s upwardly revised guidance for 2014 is as follows and assumes the successful completion of the T.Bird acquisition:

Production	Prior	Revised
Oil and NGL (bbls/d)	123,750	126,167
Natural gas (mcf/d)	70,500	71,000
Total (boe/d)	135,500	138,000
Exit (boe/d)	148,000	149,000
Annualized fourth quarter funds flow from operations ($000) (1)	2,780,000	2,800,000
Funds flow from operations ($000)	2,450,000	2,500,000
Funds flow per share – diluted ($)	5.90	6.04
Cash dividends per share ($)	2.76	2.76
Capital expenditures (2)
Drilling and completions ($000)	1,460,000	1,460,000
Facilities, land and seismic ($000)	340,000	340,000
Total ($000)	1,800,000	1,800,000
Pricing
Crude oil – WTI (US$/bbl)	100.00	100.00
Crude oil – WTI (Cdn$/bbl)	111.11	111.11
Corporate oil differential (%)	13	13
Natural gas – AECO (Cdn$/mcf)	4.65	4.65
Exchange rate (US$/Cdn$)	0.90	0.90

(1)	Annualized fourth quarter funds flow from operations is fourth quarter funds flow from operations multiplied by four.

(2)	The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	17

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions in making these forward-looking statements are disclosed in this analysis under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include, but are not limited to:

●	Crescent Point’s 2014 guidance as outlined in the Outlook section and ability to meet planned growth and development targets;	●	Anticipated future operating, abandonment and decommissioning costs;
		●	Expected oil price differential volatility in 2014;
●	Maintaining monthly dividends;	●	Estimated future usable tax pools and anticipated
●	The anticipated impact of the use of financial commodity derivatives and fixed differential physical contracts on the stability of cashflows;		taxability;
		●	Target average net debt to 12 month funds flow of approximately 1.0 times;
●	Meeting planned capital and development targets and continue to generate strong operating and financial results;	●	Expected tax horizon; and
		●	Expected close of the T. Bird acquisition.
All of the material assumptions underlying these statements are noted in the “Dividends”, “Capital Expenditures”, Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates” and “Outlook” sections of this report.
The following are examples of references to forward-looking information:

●	Volume and product mix of Crescent Point's oil and gas production;	●	Future results from operations and operating metrics;
●	Future oil and gas prices in respect of Crescent Point's commodity risk management programs;	●	Future development, exploration and other expenditures;
●	The amount and timing of future decommissioning liabilities;	●	Future costs, expenses and royalty rates;
●	Future liquidity and financial capacity;	●	Future tax rates; and
●	Future interest rates and exchange rates;	●	The Company's tax pools.
This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	18

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CRESCENT POINT ENERGY CORP.	19

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (2) (4)
Ken Cugnet (3) (4) (5)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (5)
Gerald Romanzin (1) (2)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Health, Safety and Environment Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Greg Tisdale
Chief Financial Officer
C. Neil Smith
Chief Operating Officer
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Ryan Gritzfeldt
Vice President, Engineering and Business Development East
Ken Lamont
Vice President, Finance and Treasurer
Tamara MacDonald
Vice President, Land
Trent Stangl
Vice President, Marketing and Investor Relations
Steve Toews
Vice President, Engineering and Business Development West
Mark Eade
Corporate Secretary
Head Office
Suite 2800, 111 - 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Olympia Trust Company
2300, 125 - 9th Avenue S.E.
Calgary, Alberta T2G 0P6
Tel: (403) 261-0900
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Greg Tisdale
Chief Financial Officer
(403) 693-0020
Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	20